EXHIBIT 99.1

TeliaSonera Ends Goodwill Amortization in Accordance with a New Accounting Standard

STOCKHOLM, Sweden, June 18, 2004 (PRIMEZONE) -- On March 31, 2004, the IAS Board published a new standard IFRS 3 "Business Combinations." TeliaSonera's Board of Directors has decided that TeliaSonera will adopt the new business combinations standard as of January 1, 2004.

Adoption of the new standard includes, among other things, that goodwill and other intangible assets with indefinite useful life are not amortized after December 31, 2003. Instead, these assets are tested for impairment at least annually.

TeliaSonera has applied IFRS/IAS since1999.

The new accounting standard affects TeliaSonera's January-March 2004 results as shown in the following table. Prior periods are not restated.

                                     January-March 2004
                                  As reported     Restated
 SEK million, except        on April 28, 2004   for IFRS 3
 earnings per share

 Depreciation, amortization            -3,823       -2,993
 and write-downs
 Income from associated                   354          585
 companies
 Operating income                       4,122        5,183
 Net income                             2,344        3,405
 Earnings per share (basic               0.50         0.73
 and diluted)

The detailed impact of the new accounting standard on TeliaSonera's reporting segments in January-March 2004 is available on: (www.teliasonera.com) under Investor Relations, comparable historical figures. There you will also find specifications of goodwill amortization during previous years.

For further information journalists can contact: Kim Ignatius, CFO, TeliaSonera AB, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/06/16/20040616BIT00350/wkr0001.pdf

CONTACT:  TeliaSonera AB
          Kim Ignatius
          CFO
          +46-(0)8-713 58 30